Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Drills 50.4 Meters of 3.39 g/t Oxide Gold Mineralization at the Akarca JV Project, Turkey

Vancouver, British Columbia, December 21, 2010 (TSX Venture: EMX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce additional Akarca project drill results from the Arap Tepe prospect, including a near-surface oxide intercept of 50.4 meters averaging 3.39 g/t gold from hole AKC-37. In addition, final assay results for the last 76.2 meters of AKC-36 have broadened the partial intercept reported earlier to 62.1 meters averaging 2.26 g/t gold. The Akarca project is being explored as part of a joint venture agreement (JV) with a wholly owned subsidiary of Centerra Gold Inc. Please see www.eurasianminerals.com for more information.

Arap Tepe Prospect. Arap Tepe is a recent EMX discovery located approximately three kilometers east of what has been the primary target area at Akarca, and recent results represent the initial drill testing of the zone. EMX has identified a broad 1500 by 800 meter northwest trending corridor of gold-silver mineralization at Arap Tepe,including the Baglarbasi prospect to the south. Arap Tepe is characterized by surface mapped vein outcrops, anomalous soil geochemistry, high grade gold-silver surface rock sample assays including 54.8 g/t gold and 24.7 g/t silver, and geophysical IP-resistivity anomalies that identify multiple concealed targets beneath shallow cover. There are multiple vein zones within this corridor, including those termed the A, B, and C zones.

The drill program at Arap Tepe’s „Zone A’ continues to return encouraging results. Hole AKC-37 intersected 50.4 meters of near-surface, oxide mineralization averaging 3.39 g/t gold, with a higher grade subinterval of 24.65 meters averaging 5.99 g/t gold. This broad zone of mineralization also hosts high grade vein mineralization of 3 meters averaging 33.53 g/t gold and 28.92 g/t silver. The previously reported AKC-36 interval based upon partial assay results (see Company news release date 12/1/2010) has now been broadened to 62.1 meters averaging 2.26 g/t gold, including a higher grade subinterval of 26.2 meters averaging 4.69 g/t gold with a vein-hosted high grade intercept of 3.6 meters (25.2 -28.8 m) at 21.23 g/t gold and 22.71 g/t silver. The up to date Arap Tepe drill results are summarized below; all reported intervals are oxide.

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Au- Equiv (g/t)	Comments
AKC-36	4	66.1	62.1	2.26	4.49	2.34	Arap Tepe A Zone. True thickness interpreted as 45-65% of the reported interval.
including	18	44.2	26.2	4.69	7.99	4.84
also	25.2	28.8	3.60	21.23	22.71	21.64
AKC-37	5	55.4	50.4	3.39	5.28	3.48	Arap Tepe A Zone. True thickness interpreted as 65-85% of the reported interval.
including	13.70	38.35	24.65	5.99	6.18	6.10
also	31	34	3	33.53	28.92	34.06

Notes: Intervals reported at a nominal 0.2 g/t Au cutoff and minimum length of 7 m. Au equivalent calculated as 55:1 Ag:Au ratio, and assumes metallurgical recoveries and net smelter returns are 100%.

EMX is systematically drilling Zone A at Arap Tepe with step-outs that now define 30 meters of strike length within a 400 meter long trend defined by vein outcrops and IP-resistivity anomalies. EMX is drilling closely spaced holes to provide the three-dimensional data necessary for defining the structural and stratigraphic controls on mineralization, as well as to take maximum advantage of permitted drill pads. The last two holes (AKC-38,-39) for the 2010 program have now been completed, with assay results pending. As winter sets in and additional drill locations are permitted, EMX will be compiling, integrating and interpreting the 2010 Akarca exploration results in anticipation of an aggressive follow-up program for 2011.

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Akarca Overview. The Akarca gold-silver deposit, located in Turkey’s western Anatolia region, is an EMX 2006 grassroots exploration discovery. Akarca is covered along with the Elmali property by a JV agreement between EMX and Centerra Exploration B.V. (”Centerra”), a wholly owned subsidiary of Centerra Gold Inc. Centerra can earn a 50% interest in Akarca and Elmali by completing US$5,000,000 in exploration expenditures over four years. Within 30 days of completing the earn-in requirements, Centerra will also be required to pay EMX US$1,000,000. Centerra may earn an additional 20% in the properties, bringing the total to 70%, by spending a further US$5,000,000 over two years. The JV agreement is entering into its second year.

Comments on Sampling, Assaying, and QA/QC. EMX's drill and geochemical samples were collected in accordance with accepted industry standards. The samples were submitted to ALS Chemex laboratories in Izmir, Turkey for sample preparation and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for analysis. Gold was analyzed by fire assay with an AAS finish, and silver underwent aqua regia digestion and analysis with MS/AES techniques. As standard procedure, the Company conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, and field duplicates.

EMX is exploring and investing in a first class mineral property and royalty portfolio located in some of the most prospective, but under-explored mineral belts of the world.

Dr. Mesut Soylu, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the technical information contained in this news release.

Grant of Bonus Shares

The Company also announces that it has agreed to issue an aggregate of 460,000 common shares as a bonus to an officer and three key country managers. The shares will be issued over a period of four years, with the initial tranche of 92,000 shares being issued upon receipt of final approval of the TSX Venture Exchange, and a further 92,000 on each of the first, second, third and fourth anniversaries. As required by the policies of the TSX Venture Exchange, the issuance of bonus shares to the officer of the Company received the approval of disinterested shareholders of the Company at its annual general meeting held on August 18, 2009. Additionally, further to the acquisition of the Company’s wholly-owned subsidiary Bronco Creek Exploration Inc. (“BCE”) on January 20, 2010, the Company announces that it has agreed to issue an aggregate of 270,000 common shares to one officer and two employees of BCE subject to approval of the TSX Venture Exchange. The shares will be issued in three tranches with the initial tranche of 90,000 shares being issued on January 20, 2011 and a further 90,000 on January 20, 2012 and January 20, 2013. The shares will be subject to restrictions on transfer for a period of four months from issuance.

For further information contact:

David M. Cole	Kim C. Casswell
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: kcasswell@eurasianminerals.com
Website: www.eurasianminerals.com

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com